UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09055256

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46466

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICBA FINANCIAL SERVICES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

775 RIDGE LAKE BOULEVARD
(No. and Street)

MEMPHIS (City) TENNESSEE (State) 38120 (Zip Code)

PROCESSED
MAR 11 2009
THOMSON REUTERS

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PATRICIA HOPKINS 202-659-8111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF WITT MARES, PLC
(Name – *if individual, state last, first, middle name*)

3951 WESTERRE PARKWAY, SUITE 200 (Address) RICHMOND (City) VIRGINIA (State) 23233 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 23 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM W. REID, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICBA FINANCIAL SERVICES CORPORATION, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Title

Notary Public

SUSAN MAPLES STATE OF TENNESSEE NOTARY PUBLIC TIPTON COUNTY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICBA Financial Services Corporation

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2008 AND 2007

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

TABLE OF CONTENTS

WITT MARES
THE POWER TO MAKE A DIFFERENCE. THE PEOPLE TO MAKE IT COUNT.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
ICBA Financial Services Corporation
Memphis, Tennessee

We have audited the accompanying statements of financial condition of ICBA Financial Services Corporation as of December 31, 2008 and 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above presents fairly, in all material respects, the financial position of ICBA Financial Services Corporation as of December 31, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.

Witt Mares, PLC

Richmond, Virginia
February 17, 2009

FINANCIAL STATEMENTS

ICBA FINANCIAL SERVICES CORPORATION

Statements of Financial Condition

December 31, 2008 and 2007

		2008		2007
CURRENT ASSETS				
Cash and cash equivalents	$	**165,381**	$	216,293
Securities, at market value		**14,826**		29,472
Receivables:				
Clearing broker-dealers		**36,621**		60,444
Income tax receivable from parent		**-**		12,048
Other		**31,121**		1,992
Prepaid expenses and other assets		**28,937**		32,952
Furniture and equipment, net of accumulated depreciation of $118,830 in 2008 and $121,562 in 2007		**6,047**		8,128
	$	**282,933**	$	361,329
LIABILITIES AND STOCKHOLDER'S EQUITY				
Liabilities				
Accounts payable	**$**	**10,898**	$	4,311
Accrued expenses		**12,159**		13,156
Due to related parties		**83,899**		85,435
		106,956		102,902
Stockholder's equity				
Common stock, $1 par value; 10,000 shares authorized; 100 shares issued and outstanding		**100**		100
Additional paid-in capital		**1,074,900**		1,034,900
Accumulated deficit		**(899,023)**		(776,573)
		175,977		258,427
	$	**282,933**	$	361,329

See accompanying notes.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

ICBA Financial Services Corporation (the Company) is a wholly owned subsidiary of ICBA Services Network, Inc. (ISN), which is a wholly owned subsidiary of Independent Community Bankers of America (ICBA), a not-for-profit trade association serving member financial institutions located throughout the United States.

The primary business of the Company is the sale of lobby programs, discount brokerage services, and qualified plans, as a nonclearing broker-dealer, to customers throughout the United States. Lobby programs are the sale of mutual funds, variable annuities and fixed annuities. The Company is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA, formerly NASD), the Municipal Securities Rulemaking Board (MSRB) and the Securities Investors Protection Corporation (SIPC).

The Company operates under the provisions of paragraph (k)(1) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(1) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker-dealer, does not hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions with customers through one or more bank accounts designated as a special account for the exclusive benefit of its customers.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and due from banks. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Securities

Securities are valued at market value, determined at the last reported sales price on the exchange or quotation system on which the securities are principally traded.

Revenue Recognition

The Company earns commissions based on a percentage of customers' securities transactions. For purposes of the revenue accrual, customer transactions are reported on a trade-date basis. The Company earns a trail commission based on average volume.

(Continued)

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using an accelerated method over three to ten years. Maintenance and repairs, including replacement of minor items, are charged to expense; major additions are capitalized.

Advertising

Advertising costs, which are principally included in administrative expenses, are expensed as incurred.

Income Taxes

The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to the tax authority are recognized on the financial statement of the parent company, who is the taxpayer for income tax purposes. The member makes/receives payments to/from the parent company for its allocated share of the consolidated income tax liability/refund. This allocation approximates the amounts that would be reported if the Company was separately filing its tax return. In addition, the Company files its state income tax return on a separate basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. RELATED-PARTY TRANSACTIONS

In connection with an administrative services contract with ISN, the Company is charged certain administrative expense paid for by ISN. The Company also pays royalties to ICBA for use of its logo and name in marketing. The Company periodically settles with affiliates. The unpaid amount due affiliates under these agreements represents due to related parties in the statements of financial condition.

NOTE 3. FAIR VALUE MEASUREMENTS

Effective January 1, 2008 the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (FAS 157) for financial assets and financial liabilities. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 has been applied prospectively as of the beginning of the year.

In accordance with Financial Accounting Standards Board Staff Position No. SFAS 157-2, *Effective Date of FASB Statement No. 157*, the Company will delay the effective date of SFAS 157 for certain nonfinancial assets and nonfinancial liabilities except for those items which are recognized or disclosed at fair value in the financial statements on a recurring basis, until January 1, 2009. The application of SFAS 157 in situations where the market for a financial asset is not active was clarified by the issuance of FSP No. SFAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*, issued in October 2008. FSP No. SFAS 157-3 became effective immediately and did not significantly impact the methods by which the Company determines the fair values of its financial assets.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 also establishes a fair value hierarchy which requires the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying statements of financial position, as well as the general classification of such instruments pursuant to the valuation hierarchy.

(Continued)

NOTE 3. FAIR VALUE MEASUREMENTS (Concluded)

Securities

Securities are classified within Level 1 of the valuation hierarchy where quoted market prices are available in an active market. Level 1 securities include highly liquid government bonds, mortgage products, and exchange-traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Level 2 securities include U.S. agency securities; mortgage-backed agency securities; obligations of states and political subdivisions; and certain corporate, asset-backed, and other securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. Currently, all of the Company's securities are considered to be Level I securities. As of December 31, 2008, the Company does not have any instruments measured at fair value on a non-recurring basis.

NOTE 4. 401(k) PLAN

The Company participates in a 401(k) plan, together with ICBA and other related entities, for all qualified employees. The Company matches 100 percent of the employee's contributions up to 6 percent of their compensation. The employer contributions for the years ended December 31, 2008 and 2007 amounted to $16,106 and $21,062, respectively.

NOTE 5. COMMITMENTS, CONTINGENCIES AND CREDIT RISK

Net Capital Requirements

The company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company's net capital ratio, net capital and excess net capital were as follows:

Net capital ratio	0.61 to 1
Net capital	$ 127,892
Excess net capital	122,725

(Continued)

NOTE 5. COMMITMENTS, CONTINGENCIES AND CREDIT RISK (Concluded)

Operating Lease

The company leases its current office space under a noncancelable agreement which expires in 2010. The following is a schedule of future minimum lease payments under this lease:
Years ending December 31:

2009	$ 46,924
2010	47,891
	$ 94,815

Total rent expense for the years ended December 31, 2008 and 2007, amounted to $54,441 and $53,194, respectively.

Off-Balance Sheet Risk and Concentration of Credit Risk

The Company's customers' securities transactions are introduced on a fully disclosed basis to its various clearing broker-dealers. The clearing broker-dealers carry all of the funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker-dealers.

Amounts due from the clearing broker-dealers are related to customer securities transactions introduced by the Company. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing broker-dealers. In addition, the Company has a policy of reviewing, as necessary, the creditworthiness of each counterparty with which it conducts business.

NOTE 6. SERVICE AGREEMENT

The Company has an agreement with Sorrento Pacific Financial, LLC (Sorrento), a registered broker-dealer, to provide back office operational and technology support to members of ICBA and the Company. The Company continues to receive commissions from the sale of its securities transactions for which Sorrento provides such support.

END